SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               _______________

                               SCHEDULE 14D-1
                               AMENDMENT NO. 6
                            TENDER OFFER STATEMENT
           PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934
                                    AND
                                SCHEDULE 13D
                               AMENDMENT NO. 6
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                _____________

                               REVCO D.S., INC.
                           (Name of Subject Company)
                               _____________

                            RITE AID CORPORATION
                        OCEAN ACQUISITION CORPORATION
                                (Bidders)
                              _____________

                   COMMON STOCK, PAR VALUE, $.01 PER SHARE
                       (Title of Class of Securities)
                              _____________

                               761339 10 0
                  (CUSIP Number of Class of Securities)
                            _________________

                          FRANKLIN C. BROWN, ESQ.
               EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                           RITE AID CORPORATION
                              30 HUNTER LANE
                      CAMP HILL, PENNSYLVANIA  17011
                         TELEPHONE: (717) 761-2633
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               With a Copy to:

                          NANCY A. LIEBERMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                          NEW YORK, NEW YORK  10022
                         TELEPHONE:  (212) 735-3000
                               _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 6 to the Schedule 14D-1 also constitutes Amendment No. 6 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 10.  ADDITIONAL INFORMATION.

               (f) On January 31, 1996, Parent issued a press release which announced that Parent and the Purchaser have extended the expiration date of the Offer to 7:00 p.m., New York City time, on Thursday, February 15, 1996. The Offer had previously been scheduled to expire at 7:00 p.m., New York City time, on Wednesday, January 31, 1996. A copy of the press release is filed herewith as exhibit (a)(14) and is incorporated by reference herein.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(14)   Text of Press Release, dated January 31,
          1996, issued by Parent.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 31, 1996
                                        RITE AID CORPORATION

                                        By: /s/ Martin L. Grass
                                           ______________________________
                                           Name:   Martin L. Grass
                                           Title:  Chairman of the Board and
                                                    Chief Executive Officer

                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass
                                           _______________________________
                                           Name:   Martin L. Grass
                                           Title:  President


                                  EXHIBIT INDEX


          EXHIBIT
          NUMBER            DESCRIPTION

          (a)(14)        Text of Press Release, dated January
                         31, 1996, issued by Parent.